UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules:	Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2008 and 2007	3
Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2008 and 2007	4
Notes to Financial Statements	5

Supplemental Schedules:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2008	17

All other Schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 29, 2009

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$72,104,003	$68,952,511
Mutual funds	78,816,658	111,413,792
Collective trusts	27,806,460	23,061,498
Totals	178,727,121	203,427,801
Participant loans	1,162,209	987,994
Totals	179,889,330	204,415,795
Receivables – Employer contributions	8,247,509	7,429,627
Cash	-	126
Net assets available for benefits, at fair value	188,136,839	211,845,548
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	363,521	(468,134)
Net assets available for benefits	$188,500,360	$211,377,414

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions (deductions) to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(37,114,149)	$10,853,283
Dividend and interest income	4,777,301	13,088,678
Totals	(32,336,848)	23,941,961
Contributions:
Participant	8,155,709	7,600,968
Employer	10,292,880	8,914,857
Totals	18,448,589	16,515,825
Totals	(13,888,259)	40,457,786
Deductions from net assets attributable to:
Distributions to participants	11,580,219	14,345,622
Other charges	3,403	2,663
Totals	11,583,622	14,348,285
Net increase (decrease) in plan assets before transfers	(25,471,881)	26,109,501
Transfers in from other plans	2,594,827	274,957
Net increase (decrease) in plan assets after transfers	(22,877,054)	26,384,458
Net assets available for benefits:
Beginning of year	211,377,414	184,992,956
End of year	$188,500,360	$211,377,414

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").  In 1994 the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Establishment of New Plan

Effective January 1, 2006, Church & Dwight Co., Inc. Profit Sharing Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.  Periodically, transfers are made between the new plans based on changes in participant status.  Such transfers are included under the caption "Transfers in from other plans" on the accompanying statements of changes in net assets available for benefits.

All salaried employees of the Company are eligible for participation in the Plan.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Administrative expenses:
Administrative costs are paid by the Company and by the Plan.

Contributions:
Participants may elect to make pre- or post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions must be fixed in

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

multiples of 1%. The Company matches an amount equal to 50% of each participant's pre- or post-tax contribution up to a maximum of 6%. Participants may also elect to make pre- and post-tax in excess of 6% of compensation that are not matched. Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

For participants with less than 3 years of service, Company matching contributions are invested in the Company Stock Fund. For all other participants, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31.  The minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

The participant will specify in which investment fund, in increments of 5%, that the Company's profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Vesting:

Participants are fully vested at all times in their pre- or post-tax contributions and rollover contributions. Effective on August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age or death.  Employees who are approved for long term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above.

Participant loans:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance

Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:
Distributions may be taken as a lump sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):
Forfeitures:

Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. Company matching and profit-sharing contributions were reduced by $457,105 and $210,632, for such forfeitures during the years ended December 31, 2008 and 2007, respectively. The amount in the forfeitures account was $280,957 and $346,297 as of December 31, 2008 and 2007, respectively.

Fair value measurements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position (“FSP”) FAS-157-2, “Effective Date of FASB Statement No. 157”, which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment  Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trusts as

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
Basis of presentation (concluded):

well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis and assumptions.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the "Trustee") based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statement of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximates fair value. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:
Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Church & Dwight Co., Inc. common stock	$72,104,003	$68,952,511
Neuberger Berman Genesis Fund	9,670,206	12,188,278
PIMCO Total Return Fund	12,988,143	-
Vanguard Retirement Savings Trust	27,806,460	-
Putnam Stable Value Fund	-	23,061,498
Putnam International Equity Fund	-	15,961,623
T. Rowe Price Blue Chip Growth Fund	-	15,486,276

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 3 – Investments (continued):
The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2008	2007
Company Stock	$3,352,269	$15,099,727
Columbia Mid Cap Value Fund	(1,159,621)	-
Munder Mid Cap Core Growth Shares	(1,359,871)	-
Neuberger Berman Genesis Fund	(5,126,522)	333,868
PIMCO Total Return Fund	(724,258)	265,842
T. Rowe Price Blue Chip Growth Fund	(6,504,739)	1,430,292
Thornberg International Value Fund	(2,075,315)	-
Van Kampen Growth & Income Fund	(2,194,014)	(269,693)
Vanguard S&P 500 Index Fund	(3,528,299)	272,761
Vanguard Small Cap Index Fund	(292,185)	-
Vanguard Target Retirement 2005 Fund	(18,059)	-
Vanguard Target Retirement 2010 Fund	(197,925)	-
Vanguard Target Retirement 2015 Fund	(524,214)	-
Vanguard Target Retirement 2020 Fund	(830,658)	-
Vanguard Target Retirement 2025 Fund	(546,929)	-
Vanguard Target Retirement 2030 Fund	(404,698)	-
Vanguard Target Retirement 2035 Fund	(404,496)	-
Vanguard Target Retirement 2040 Fund	(207,668)	-
Vanguard Target Retirement 2045 Fund	(202,110)	-
Vanguard Target Retirement 2050 Fund	(55,553)	-
Vanguard Target Retirement Income Fund	(2,710)	-
Vanguard Wellington Fund	(593,621)	-
George Putnam Fund of Boston	(1,337,362)	(701,948)
ING Index Plus Small Cap Fund	(129,338)	(275,476)
Lord Abbett Mid Cap Value Fund	(1,524,735)	(1,039,521)
Putnam Growth and Income Fund	-	112,396
Putnam International Equity Fund	(4,778,119)	(1,759,000)
Putnam Retirementready Maturity Fund	(32,312)	(22,772)
Putnam Retirementready 2010 Fund	(170,708)	(106,854)
Putnam Retirementready 2015 Fund	(542,227)	(619,660)
Putnam Retirementready 2020 Fund	(942,418)	(823,976)
Putnam Retirementready 2025 Fund	(649,406)	(607,519)
Putnam Retirementready 2030 Fund	(472,805)	(453,843)
Putnam Retirementready 2035 Fund	(425,918)	(350,114)
Putnam Retirementready 2040 Fund	(226,554)	(138,353)
Putnam Retirementready 2045 Fund	(211,016)	(161,771)
Putnam Retirementready 2050 Fund	(64,471)	801
Putnam Vista Fund	(2,005,564)	334,724
Putnam Voyager Fund	-	333,372
Totals	$(37,114,149)	$10,853,283

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2008 and 2007 and for the years then ended:

	2008	2007
Net assets:
Company Stock	$623,556	$640,547
Changes in net assets:
Net appreciation	34,458	144,792
Dividends/interest	23	63
Employer contributions	489,758	387,694
Terminations and withdrawals	(54,488)	(14,888)
Forfeitures	(55,458)	(38,650)
Transfers to participant – directed investments	(469,587)	(371,155)
Loans	(3,750)	(146)
Fees and miscellaneous	42,053	38,600
Net increase (decrease)	(16,991)	146,310
Balance, beginning of year	640,547	494,237
Balance, end of year	$623,556	$640,547

Only the Company matching contributions for those participants with less than three years of service, made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 6 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Fair value measurements:

As stated in Note 1, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 – Fair value measurements (continued):
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity securities	$72,104,003	$-	$-	$72,104,003
Mutual funds	78,816,658	-	-	78,816,658
Common collective trust	-	-	27,806,460	27,806,460
Participant loans	-	-	1,162,209	1,162,209
Total assets at fair value	$150,920,661	$-	$28,968,669	$179,889,330

Investments in equity securities and mutual funds are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level Three Roll forward Table:

Level 3 Assets
Year Ended December 31, 2008
	Participant Loans	Common Collective Trust	Total
Balance, beginning of year	$987,994	$23,061,498	$24,049,492
Dividends and interest	85,458	1,134,318	1,219,776
Purchases, sales, issuances and settlements (net)	88,757	3,610,644	3,699,401
	$1,162,209	$27,806,460	$28,968,669

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 9 – Fair value measurements (continued):
Common collective trust

The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans
Participant loans are valued at amortized cost, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 10 – Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2008 and 2007 financial statements to amounts reported in the 2008 and 2007 Form 5500:

	2008	2007
Net Assets Available for Plan Benefits, per the financial Statements	$188,500,360	$211,377,414
Adjustment from contract value to fair value for full benefit-responsive investment contracts	(363,521)	468,134
Net Assets Available for Plan Benefits, per Form 5500	$188,136,839	$211,845,548
Net appreciation (depreciation) in fair value of investments, per the financial statements	$(37,114,149)	$10,853,283
Adjustment from contract value to fair value for full benefit-responsive investment contracts	(831,655)	468,134
Net appreciation (depreciation) in fair value of investments, per Form 5500	$(37,945,804)	$11,321,417

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 11 – Investment Contract:

The Plan entered into a benefit-responsive investment contract with Putnam Fiduciary Trust Company ("Putnam"), but when the Plan changed service organizations on September 30, 2008, the contract with Putnam ended. After the change in service organizations to Vanguard Fiduciary Trust Company during 2008, the Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”). Putnam and the Trust maintain contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect ot the withdrawal. Examples of such events include, but are not limited to, the following: (1) partial or complete legal termination of the Trust or a unitholder, (2) tax disqualification of the Trust or unitholder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2008 and 2007 is presented below:

	2008	2007
Average yields:
Putnam:
Based on actual earnings	4.66%	3.44%
Based on interest rate credited to participants	4.16%	5.31%
Trust:
Based on actual earnings	3.74%
Based on interest rate credited to participants	5.60%

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES
EIN #13-4996950
Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$30,515,519	$72,104,003
*Columbia Mid Cap Value Fund	Mutual Fund	4,101,838	2,980,999
*Munder Mid Cap Core Growth Shares	Mutual Fund	5,579,508	4,263,719
*Neuberger Berman Genesis Fund	Mutual Fund	13,392,614	9,670,206
*PIMCO Total Return Fund	Mutual Fund	13,170,764	12,988,143
*T. Rowe Price Blue Chip Growth Fund	Mutual Fund	11,759,971	9,000,208
*Thornberg International Value Fund	Mutual Fund	10,110,773	8,219,555
*Van Kemper Growth & Income Fund	Mutual Fund	5,329,051	4,247,508
*Vanguard 500 Index Fund	Mutual Fund	7,538,065	5,936,162
*Vanguard Small Cap Index Fund	Mutual Fund	1,089,008	809,051
*Vanguard Target Retirement 2005 Fund	Mutual Fund	197,176	177,894
*Vanguard Target Retirement 2010 Fund	Mutual Fund	1,533,897	1,336,374
*Vanguard Target Retirement 2015 Fund	Mutual Fund	3,547,652	3,029,649
*Vanguard Target Retirement 2020 Fund	Mutual Fund	5,197,853	4,390,797
*Vanguard Target Retirement 2025 Fund	Mutual Fund	2,602,863	2,145,815
*Vanguard Target Retirement 2030 Fund	Mutual Fund	1,910,513	1,536,431
*Vanguard Target Retirement 2035 Fund	Mutual Fund	1,913,407	1,522,160
*Vanguard Target Retirement 2040 Fund	Mutual Fund	1,117,023	923,954
*Vanguard Target Retirement 2045 Fund	Mutual Fund	926,185	741,076
*Vanguard Target Retirement 2050 Fund	Mutual Fund	269,956	217,239
*Vanguard Target Retirement Income Fund	Mutual Fund	86,577	83,667
*Vanguard Wellington Fund	Mutual Fund	5,162,516	4,596,051
*Vanguard Retirement Savings Trust	Collective Trust	28,169,982	27,806,460
		155,222,711	178,727,121
Participant Loan Fund (various maturity dates with interest rates ranging from 5.0% to 9.25%)	Loan	-	1,162,209
Totals		$155,222,711	$179,889,330

* Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date:	June 29, 2009	By:	/s/ Gary P. Halker
		Name:	Gary P. Halker
		Title:	Vice President, Finance and Treasurer
Church & Dwight Co., Inc.